Monster Offers
                                P.O. Box 1092
                         Bonsall, California   92003
                         Telephone:  (760) 208-4905
                         Facsimile:  (619) 374-2811


November 23, 2010


VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Ryan Houseal, Staff Attorney

Re: Monster Offers
    Form 10-K for the fiscal year ended December 31, 2009
    Form 10-Q for the quarterly period ended March 31, 2010
    Form 10-Q for the quarterly period ended June 30, 2010
    Form 8-K for the period August 30, 2010
    File No. 000-53266

Dear Mr. Houseal:

On behalf of Monster Offers (the "Company"), this letter responds to your November 5, 2010 comment letter, concerning our above referenced filings. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

Form 10-K for the Fiscal Year Ended December 31 2009
--------------------------------------------------

Forward Looking Statements, page 3
----------------------------------

1. We note your reference to the Private Securities Litigation Reform Act. Please tell us the basis for your conclusion that you are able to rely on the protections of the Act or, in the alternative, revise your document to remove such reference.

Response: We have revised the amended document to remove the reference concerning the Private Securities Litigation Reform Act.



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


Business, page 5
----------------

2. In subsequent filings requiring Item 101 disclosure, please ensure that you describe the general development of Monster Offers for the past five years, including the relocation of its executive offices. See Item 101(a) of Regulation S-K.

Response: In subsequent filings we will ensure that we describe the general development of Monster Offers for the past five years, including the relocation of our executive offices.


Risk Factors, page 9
--------------------
General
-------

3. In subsequent filings, please include a risk factor discussing any material adverse effects that the deficiencies identified in your internal control over financial reporting could have on your operations.

Response: We have added risk factor Number 21 in our amended filing to discuss the material adverse effects of the deficiencies we identified in our internal control over financial reporting as they could have on our operations.


4. Also, please ensure that each risk factor subcaption adequately describes how the related risk described may potentially affect your company specifically based on the facts and circumstances disclosed about your company's operations. You should avoid including risk factor subcaptions that could apply to any issuer. See Item 503(c) of Regulation S-K.

Response: We reviewed and updated our risk factors so that each risk factor subcaption best describes how the related risk described may potentially affect our company.


Recent Sales of Unregistered Securities, page 20
------------------------------------------------

5. We refer to the disclosure in your liquidity and capital resources discussion regarding your unregistered sales of securities in December 2007 and December 2009. Disclose the facts relied upon to support your conclusion that any unregistered securities sold during the past three years were exempt from registration. See Item 701(d) of Regulation S-K. To the extent that you relied upon Section 4(2), discuss whether the purchasers were accredited or sophisticated investors with access to information.

Response: We have expanded the disclosure in our liquidity and capital resources discussion where we disclosed the facts we relied upon to support our conclusion that the unregistered securities sold during the past three years were exempt from registration.

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

6. In addition, tell us more about the $1,000 subscription receivable delivered to you in connection with your sale of unregistered securities in December 2009. Identify the shareholder(s) and describe any relationship the shareholder(s) has or has had with your company. We note the receivable was paid off in January 2010.

Response: The shares where purchased by Mr. Charles Lee. On December 21, 2009, Mr. Lee provided us with a subscription receivable for the purchase of the stock for $1,000. The funds were not received at the time the audit was closed. The funds were subsequently received. However, as disclosed in the Form 8-K dated August 30, 2010 and filed with the Commission on September 2, 2010, the Company reached a mutually agreeable understanding with this non-affiliated shareholder to cancel the 1,000,000 unregistered common shares he owned. The Company had an understanding that when Mr. Lee purchased these shares, he would provide technical expertise to the company. As disclosed in this Form 8-K, since the services were not delivered to the company's satisfaction, it was agreed by both parties that these 1,000,000 unregistered common shares would be canceled and returned to the company's treasury.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
-------------------------------------------------------------------------

7. Your MD&A should include a discussion of how your company earns revenues and income and generates cash. In addition, you should provide a detailed discussion of your results of operations and explain the reasons for period-to-period changes. Refer to "Staff Observations in the Review of Smaller Reporting Company IP05" and SEC Release Nos. 33-6835 and 33-8350. Tell us how you considered Item 303(a) of Regulation S-K.

Response: We have added disclosure concerning how we earn revenues and we provided a more detailed discussion of our results of operations and we explained the reasons for period-to-period changes.


8. As a related matter, you should also include disclosure noting that the majority of your revenues are derived from services provided to related parties. In this regard, we refer to Note 5 to your financial statements in which you disclose that for the years ended December 31, 2009 and 2008, you received $18,081 and $48,986, respectively, from customers in which one of your shareholders had ownership or was an affiliate. With respect to this related party revenue, we are unclear as to why the disclosure required by
Item 404(a) of Regulation S-K was not provided. Please advise. Finally, please provide your analysis as to why you are not required to file any agreements related to these transactions pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We agree with you concerning the disclosure required by Item 404(a) of Regulation S-K. We have now included this related party Transaction. Under Item 13 Certain Relationships and Related Transactions in our amended Form 10-K/A (See second paragraph). To the last part of your comment, we did not file any agreements as exhibits related to these transactions as no formal agreements existed.

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

Financial Statements and Supplementary
--------------------------------------

Data Statements of Operations, page F-3
---------------------------------------

9. Please tell us the nature of the amount included in refund of expenses for the year ended December 31, 2008. Cite the authoritative literature relied upon in your accounting treatment and presentation.

Response: In June - July of 2008 the Company had credit card on file with Yahoo, Inc. to receive credits and debits from its Yahoo account. The Yahoo billing system erroneously overcharged the Monster Offer's credit card (and other providers) for a number of billing days, until such time as Monster Offers discovered it had no available funds in its credit card account. Monster Offers reached a settlement with Yahoo. Yahoo refunded the erroneous overcharges back to the Monster Offer's credit card. This was reported as refunds of expenses.

Notes to the Financial Statements
---------------------------------

Note 1 - Summary of Significant Accounting Policies and Organization
--------------------------------------------------------------------

Revenue Recognition, page F-8
-----------------------------

10. Please fully describe the nature and type of revenues earned. Also, clarify your disclosure that revenue is recognized on a gross basis, considering the disclosure on page F-6 that you recognize commission revenue net of fees paid to the subcontractor.

Response: We respectfully Note the Staff's comment. We agree that a there is a discrepancy on page F-6, that is not consistent with the revenue recognition as discussed on page F-8. We have revised the disclosure on page F-6 to correct this discrepancy.

Controls and Procedures
-----------------------

Evaluation of Disclosure Controls and Procedures, page 28
----------------------------------------------------------

11. Item 307 of Regulation S-K requires the disclosure of the conclusions of a registrant's principal executive and principal financial Officers, or persons performing those functions, regarding the effectiveness of the registrant's disclosure controls and procedures. Your disclosure does not appear to provide the foregoing conclusion. Please carefully review the requirements of Item 307 of Regulation S-K and amend your filing to provide the required conclusion regarding the effectiveness of your disclosure controls and procedures of your principal executive and principal financial officers, or person performing those functions who are appropriately designated. Also, amend your Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, accordingly. Please ensure the disclosure in future filings complies with such requirements.

Response:  We have updated our disclosure pursuant to the requirements of
Item 307 of Regulation S-K and we amended our filings to provide the required conclusion regarding the effectiveness of your disclosure controls and procedures of your principal executive and principal financial officers.


12. As a related matter, we note that you continue to report material weaknesses in your internal control over financial reporting and your plans to remediate that material weakness. Please tell us when you expect to remedy the material weakness in your internal controls. Also, tell us when this material weakness first began. In this regard, we note that you have reported a material weakness in your internal controls as early as your Form 10-K for fiscal year ended December 31, 2008. Please tell us the basis for your conclusion that the material deficiencies in your internal controls described in your Form 10-K and your Forms 10-Q has not caused any meaningful or significant misreporting of our financial condition and results of operations.

Response: As stated in our disclosure, we have identified material weaknesses. that existed since our formation. The weaknesses include:

On or about August 30, 2010, as disclosed in the Company's Form 8-K, the Company moved its corporate headquarters and operations from the Republic of Panama to California, and new management took control of the Company. While headquartered in Panama, it was more difficult for management to focus on remediating the material weakness in our internal controls. Now that the Company is headquartered in California, management believes it can now take steps to remediate these deficiencies. The new management anticipates, that with the exception of a lack of a functioning audit committee it have its other deficiencies resolved in the next few months.

The basis for our conclusion that the material deficiencies in our internal controls described in our Form 10-K and our Forms 10-Q has not caused any meaningful or significant misreporting of our financial condition and results of operations.

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

13. With respect to the discussion of changes in internal control required by Item 308T(b) of Regulation S-K, please ensure that your disclosure follows the period specified by the Item (e.g. your last fiscal quarter or your fourth fiscal quarter in the case of an annual report).

Response: Our amended filings include the internal control discussion required by Item 308T(b).


Section 16(a) Beneficial Owner Compliance, Page 31
              ------------------------------------

14. You state that based on your review of forms and representations made by your executive officer and directors, you believe that they were not current in their Section 16(a) reports. For each individual that failed to file a report pursuant to Section 16(a) on a timely basis, please set forth the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required form. See Item 405(a)(2) of Regulation S-K.

Response: We have included a chart under "Section 16(a) Beneficial Ownership Reporting Compliance" which sets forth the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required form as of December 31, 2009:


Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35
-----------------------------------------------------------------------------
15. Given the percentage of shares held by Powerhouse Development, please more fully describe this entity other than the fact that it is a Panamanian Corporation. Please disclose the facts and circumstances regarding Powerhouse holding shares "for the benefit of [your) employees and contractors." clarify who has voting and/or dispositive power over these shares and any other material relationship that Powerhouse Development and/or the individual(s) identified pursuant to this comment has with Monster Offers.

Response: When the Company was headquartered in Panama, Powerhouse acquired 11,250,000 unregistered restricted shares in the Company. Powerhouse was a separate entity, established by a third party, who purchased shares from the Company at par value. These shares were held by this corporation for the benefit of the employees and contractors of the Company in Panama. Since the Company is no longer headquartered in Panama, these shares are no longer being held by this corporation for the benefit of the employees and contractors of the Company. When management changed hands, Powerhouse signed a lock-up agreement for these shares, which was filed as Exhibit 10.3 in the Form 8-K dated August 30, 2010. There is no material relationship between Powerhouse and the Company. We have updated the amended Form 10-K/A and amended Form 8-K/A to state the name of person who is beneficial owner of Powerhouse that has the ultimate voting control over the shares held this entity. It is the same person who signed the lock-up agreement on behalf of Powerhouse.

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

Current Report on Form 8-K for the Period Ended August 30, 2010
---------------------------------------------------------------

16. We refer to comment 4 above regarding your recent sales of unregistered securities. Discuss the exemption from registration being relied upon as well as the facts relied upon for the unregistered issuance of the 7 million shares relating to the acquisition of the Social Network Action Platform.

Response: We have amended the Form 8-K to provide additional disclosure concerning the exemption from registration being relied upon as well as the facts relied upon for the issuance of these unregistered shares. See second paragraph under Item 3.02 in the amended Form 8-K.


Mr. Houseal, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

Monster Offers


By:  /s/  Paul Gain
---------------------------------
          Paul Gain
          Chairman and Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel







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